

Mail Stop 7010

August 19, 2008

Mr. Jerald R. Hoeft
Chief Financial Officer
Mobile Area Networks, Inc.
2772 Depot Street
Sanford, Florida 32773

      Re: **Mobile Area Networks, Inc.**
                Form 10-KSB for the Year Ended December 31, 2007
                File No. 333-18439

Dear Mr. Hoeft:

      We have reviewed your response letter dated August 11, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1.   Please submit your August 11, 2008 response letter via EDGAR as a correspondence file.

2.   Please amend your December 31, 2007 10-KSB to include management's report on internal control over financial reporting in accordance with Item 308T(a) of Regulation S-B. Please clearly and separately disclose whether both your internal control over financial reporting *and* your disclosure controls and procedures are either "effective" or "ineffective" based on management's assessments.

3.   As requested in our letter dated July 24, 2008, please amend your filing to disclose the changes, if any, in your internal control over financial reporting during the last fiscal quarter and to include the revised certifications.

Jerald Hoeft
Mobile Area Networks, Inc.
August 19, 2008
Page 2

4. As requested, please provide, in writing, a statement from the company
    acknowledging that:

    · the company is responsible for the adequacy and accuracy of the
      disclosure in the filing;
    · staff comments or changes to disclosure in response to staff comments do
      not foreclose the Commission from taking any action with respect to the
      filing; and
    · the company may not assert staff comments as a defense in any
      proceeding initiated by the Commission or any person under the federal
      securities laws of the United States.

    You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at
(202) 551-3768 if you have questions regarding these comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief